The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

November 25, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

Financial Results For First Half of Fiscal Year 2002

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By Naoya Takeuchi

Name : Naoya Takeuchi
Title: Joint General Manager

COMPANY
INFORMATION

The Sumitomo Trust & Banking Co., Ltd.
4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO 100-8233 JAPAN

Nov. 25, 2002

Financial Results For First Half of Fiscal Year 2002

The Sumitomo Trust and Banking Company, Limited (the"Sumitomo Trust") has announced its financial results for first half of fiscal 2002 ended September 30, 2002 and forecasts for full fiscal year 2002 ending March 31, 2003. The financial summary is stated as below.

Financial Results for First Half of Fiscal Year 2002 <under Japanese GAAP>

Half Years ended September 30	Millions of Yen 2002 (unaudited)	2001	% change	Millions of U.S. Dollars 2002
<Consolidated>				
Operating Income	**299,295**	380,390	(21.3)	2,440.2
Net Operating Income	**40,389**	16,857	139.6	329.3
Net Income	**5,216**	6,347	(17.8)	42.5
Total Assets	**17,475,927**	17,212,749	1.5	142,486.2
Total Stockholders' Equity	**691,303**	719,576	(3.9)	5,636.4
Per Share	Yen		change	U.S. Dollars
Net Income	**3.60**	4.12	(0.52)	0.03
Stockholders' Equity	**406.75**	428.28	(21.53)	3.32
	%		change	
BIS Capital Adequacy Ratio	**11.56** (preliminary)	11.32	0.24	
Cash Flows	Millions of Yen			Millions of U.S. Dollars
Cash Flows from Operating Activities	**(147,836)**	(925,419)		(1,205.3)
Cash Flows from Investing Activities	**(195,539)**	812,091		(1,594.3)
Cash Flows from Financing Activities	**(29,706)**	26,903		(242.2)
Cash and Cash Equivalents at the end of Half Fiscal Year	**288,498**	157,544		2,352.2

Notes : 1. U.S. dollar amounts are converted, for convenience only, at 122.65 Yen per dollar (Interbank rate in Tokyo at September 30, 2002).

2. Average number of shares during the fiscal (half) year ended :

September 30, 2002: Common Stock 1,448,638,547 ; Preferred Stock 125,000,000

September 30, 2001: Common Stock 1,447,934,914 ; Preferred Stock 125,000,000

March 31, 2002 : Common Stock 1,447,335,225 ; Preferred Stock 125,000,000

3. Number of issued shares as of :
   September 30, 2002: Common Stock 1,453,729,132 ; Preferred Stock 125,000,000
   September 30, 2001: Common Stock 1,446,658,639 ; Preferred Stock 125,000,000
   March 31, 2002 : Common Stock 1,446,617,011 ; Preferred Stock 125,000,000

4. Consolidation and Application of the Equity Method

(1)Consolidated Companies	21	Companies
(newly consolidated)	1	Company
(excluded)	-	Company
(2)Companies Accounted for the Equity Method	5	Companies
(newly accounted for the equity method)	1	Company
(excluded)	-	Company

Half Years ended September 30	Millions of Yen 2002 (unaudited)	Millions of Yen 2001	% change	Millions of U.S. Dollars 2002
<Non-consolidated>				
Operating Income	**289,523**	303,396	(4.6)	2,360.6
Net Operating Income	**38,287**	11,782	224.9	312.2
Net Income	**20,160**	6,109	230.0	164.4
Total Assets	**17,592,295**	17,047,273	3.2	143,434.9
Total Stockholders' Equity	**701,046**	712,204	(1.6)	5,715.8
Per Share	Yen		change	U.S. Dollars
Net Income	**13.92**	3.96	9.96	0.11
Dividends [Common Stock]	-	-	-	-
Dividends [Preferred Stock]	-	-	-	-
Stockholders' Equity	**413.45**	423.19	(9.74)	3.37
	%		change	
Equity to Total Assets Ratio	**4.0**	4.2	(0.2)	

RECEIVED
NOV 26 2002
SEC MAIL PROCESSING SECTION WASH. D.C. 187

The Sumitomo Trust & Banking Co., Ltd.

Nov. 25, 2002

Income Forecasts for the Fiscal Year 2002

	Millions of Yen Full Fiscal Year
<Consolidated>	
Operating Income	**620,000**
Net Operating Income	**47,000**
Net Income	**10,000**

	Millions of Yen Full Fiscal Year
<Non-consolidated>	
Operating Income	**600,000**
Net Operating Income	**45,000**
Net Income	**24,000**
	Yen
Cash Dividend per Share	
Common Stock	**6.00**
Preferred Stock	**6.08**

For further information, please contact Koichi Onaka / Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail: onaka@sumitomotrust.co.jp.

All amounts of yen are presented on a rounding down basis.
Attached are summarized translations of the brief financial statements *(Kessan Tanshin)* and explanatory material.

Consolidated Balance Sheet

(Millions of Yen)

	Sep-02 (unaudited)	Sep-01	Change	Mar-02
Assets:				
Cash and Due from Banks	732,082	466,595	265,486	835,193
Call Loans and Bills Bought	362,909	16,484	346,424	98,378
Commercial Paper and Other Debt Purchased	61,724	10,793	50,930	51,009
Trading Assets	517,808	724,993	(207,185)	515,827
Money Held in Trust	95,068	75,284	19,783	59,665
Investment Securities	5,184,029	5,619,102	(435,073)	5,069,838
Loans and Bills Discounted	8,983,751	8,586,990	396,760	8,922,465
Foreign Exchanges	12,314	9,755	2,558	7,656
Other Assets	1,006,328	1,156,464	(150,135)	629,475
Premises and Equipment	119,206	155,107	(35,901)	121,158
Deferred Tax Assets	225,292	224,855	436	250,365
Customers' Liabilities for Acceptances and Guarantees	340,552	359,469	(18,916)	364,550
Reserve for Possible Loan Losses	(165,141)	(193,150)	28,009	(221,562)
Total Assets	17,475,927	17,212,749	263,178	16,704,021
Liabilities				
Deposits	8,458,587	7,431,384	1,027,202	8,171,802
Negotiable Certificates of Deposit	2,066,518	1,872,116	194,401	1,602,252
Call Money and Bills Sold	266,372	543,400	(277,028)	627,512
Payables under Repurchase Agreements	1,028,870	1,487,613	(458,742)	928,407
Collateral for Lending Securities	1,450,828	78,533	1,372,294	876,757
Trading Liabilities	309,316	278,367	30,949	203,045
Borrowed Money	74,369	326,970	(252,600)	131,149
Foreign Exchanges	9,486	5,007	4,479	4,809
Corporate Bonds	446,675	454,916	(8,240)	433,498
Convertible Bonds	2,400	6,530	(4,130)	6,000
Borrowed Money from Trust Accounts	1,522,463	2,811,089	(1,288,625)	2,074,447
Other Liabilities	706,468	717,558	(11,089)	518,386
Reserve for Employee Bonuses	3,660	4,441	(780)	4,752
Reserve for Employee Retirement Benefits	3,294	2,043	1,250	2,515
Reserve for Possible Losses on Loans Sold	-	1,800	(1,800)	250
Deferred Tax Liabilities	60	206	(146)	45
Deferred Tax Liabilities on Revaluation Reserve for Land	3,684	15,019	(11,335)	3,687
Consolidated Differences	1,936	2,489	(553)	2,212
Acceptances and Guarantees	340,552	359,469	(18,916)	364,550
Total Liabilities	16,695,548	16,398,959	296,588	15,956,082
Minority Interest:				
Minority Interest	89,075	94,213	(5,137)	88,290
Stockholders' Equity:				
Capital Stock	285,853	284,053	1,800	284,053
Capital Surplus	239,272	237,472	1,800	237,472
Retained Earnings	192,252	226,010	(33,757)	195,034
Revaluation Reserve for Land, Net of Tax	5,820	23,661	(17,840)	5,809
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	(23,735)	(45,183)	21,447	(57,022)
Foreign Currency Translation Adjustments, Net of Tax	(3,875)	(2,227)	(1,647)	(1,465)
Treasury Stock	(4,284)	(4,209)	(74)	(4,233)
Total Stockholders' Equity	691,303	719,576	(28,272)	659,647
Total Liabilities, Minority Interest and Stockholders' Equity	17,475,927	17,212,749	263,178	16,704,021

Notes to Consolidated Balance Sheet at the end of first half of Fiscal year 2002

1. Amounts less than one million yen have been rounded down.

2. Trading Assets and Liabilities

Transactions for "Trading Purposes" (purposes for seeking to capture gains arising from short-term changes in interest rates, currency exchange rates or securities prices in markets and other market-related indices or from differences between markets) are included in Trading Assets and Trading Liabilities on a trade date basis.

Trading Account Securities and Monetary Claims are stated at market value of the balance sheet date and financial derivatives for trading purposes, such as swaps, futures or options, are valued on the assumption that they are settled at balance sheet date.

3. Investment Securities

Held-to-Maturity Debt Securities are valued on an amortized or accumulated cost basis using the moving average method. Investment in non-consolidated subsidiaries not accounted for by the equity method and investment in affiliates not accounted for by the equity method are stated at cost base using the moving average method.

Available-for-Sale Securities , for which market prices are available, are stated at fair value calculated by using the average market price during last one month of the fiscal period as for Japanese stocks, and by using the market prices at the end of the fiscal period as for bonds and others, while those for which fair value is not available are stated at cost or amortized or accumulated cost basis using the moving average method.

Unrealized gains and losses on available-for-sale securities (net of tax) are included in Stockholders' Equity.

4. Reserve for Possible Loan Losses

A reserve for possible loan losses of the parent company ("the Bank" hereafter) is provided as described below, pursuant to the internal rules for self-assessment of asset quality and internal rules for providing reserves for possible credit losses.

For claims to debtors who are legally bankrupt (due to bankruptcy, special liquidation etc.) or virtually bankrupt, a reserve is provided based on the amount of claims, after direct deduction described below, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees.

For claims to debtors who are likely to become bankrupt, a reserve is provided based on the necessary amount considering the overall solvency assessment, out of the amount of claims net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees.

For other claims to debtors other than the above, a reserve is provided based on the respective historical loan loss ratio calculated by the actual defaults.

A reserve for loans to borrowers in specific foreign countries is provided based on the amount of expected losses due to the political and economic situation of those countries.

All claims are being assessed by the branch and credit supervision divisions based on the internal rules for self-assessment of asset quality. The Risk Management Department, which is independent from branches and credit supervision divisions, subsequently conducts audits of their assessments, and the reserve is adjusted to reflect the audit results.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount is 262,553 millions of yen.

For the consolidated subsidiaries, a reserve for possible loan losses is made under similar rules of the Bank.

5. Reserve for Employee Retirement Benefits

A reserve for employee retirement benefits is provided for the estimated employee pension benefit obligations less the fair value of the plan assets at the balance sheet date.

Prior service cost is amortized using the straight-line method over 10 years.

Net actuarial gains (losses) are amortized using the straight-line method over 10 years commencing from the next fiscal year of incurrence.

Unrecognized net transition obligation arising from the initial adoption of a new accounting standard, amounting to 17,503 millions of yen, is to be recognized as expense over mainly five years. One-tenth of such amount is stated as expense.

6. Hedge Accounting

In accordance with an interim measure provided by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24), the Bank adopts "Macro Hedge Accounting" as hedge accounting method, under which the Bank manages the total interest rate risk arising from various financial assets and liabilities, such as loans, bills discounted, deposits etc., as a whole by using financial derivative transactions. This is a risk management by "Risk Adjustment Approach" which is stated in "Temporary Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.15) and the deferred hedge accounting is applied. The effectiveness of the hedge is valued by confirming that 1) the total interest rate risk quantity of financial derivative transactions as risk adjustment tools is controlled within the limit which is prescribed in the Bank's risk management policy and 2) the total interest rate risk exposure of hedge objects is decreased by the hedge transactions.

7. Delinquent Loans

Loans in Bankruptcy Proceedings and Other Delinquent Loans are 9,845 millions of yen and 290,555 millions of yen respectively.

Loans in Bankruptcy Proceeding are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in Article 96 1-3 or 4 of Enforcement Ordinance for the Corporation Tax Law.

Other Delinquent Loans are non-accrual loans other than 1) Loans in Bankruptcy Proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

8. Loans More than Three Months Past Due

Loans More than Three Months Past Due are 6,089 millions of yen.

Loans More than Three Months Past Due are loans for which principal or interest payments are more than three months past due from the date succeeding the due date and exclude loans classified as Delinquent Loans.

9. Restructured Loans

Restructured Loans are 162,188 millions of yen.

Restructured Loans are loans of which terms are relaxed to support borrowers who are in financial difficulties and exclude Delinquent Loans and Loans More than Three Months Past Due.

10. Changes in Enforcement Regulation for the Banking law and Presentation

Pursuant to the application of the revision for Enforcement Regulation for the Banking law, presentation in the Consolidated Balance Sheet has been changed. Certain amounts in prior year have been reclassified to conform to the current presentation.

Consolidated Statement of Income

(Millions of Yen)

	Sep-02 (unaudited)	Sep-01	Change	Mar-02
Operating Income:				
Trust Fees	26,618	35,901	(9,282)	80,421
Interest Income:	142,798	167,901	(25,102)	329,927
Interest on Loans and Discounts	67,426	71,453	(4,027)	139,336
Interest on and Dividends from Securities	66,187	87,516	(21,328)	175,122
Fees and Commissions Received	27,429	26,902	526	61,041
Trading Revenue	5,092	3,266	1,826	5,354
Other Operating Income	79,732	109,132	(29,399)	192,192
Other Income	17,623	37,286	(19,662)	46,930
Total Operating Income	299,295	380,390	(81,094)	715,867
Operating Expenses:				
Interest Expense:	66,299	124,009	(57,709)	225,083
Interest on Deposits	22,446	42,440	(19,993)	74,389
Fees and Commissions Paid	9,032	10,590	(1,557)	24,668
Trading Expenses	-	421	(421)	655
Other Operating Expenses	69,214	77,655	(8,440)	151,112
General and Administrative Expenses	68,094	66,522	1,571	134,857
Other Expenses	46,264	84,334	(38,069)	236,253
Total Operating Expenses	258,906	363,533	(104,627)	772,631
Net Operating Income (Loss)	40,389	16,857	23,532	(56,764)
Extraordinary Income	1,826	3,112	(1,285)	8,434
Extraordinary Expenses	31,353	2,331	29,022	8,140
Income (Loss) before Income Taxes	10,862	17,637	(6,775)	(56,470)
Provision for Income Taxes:				
Current	581	2,459	(1,878)	4,543
Deferred	3,759	5,939	(2,180)	(22,516)
Minority Interests in Net Income	1,305	2,891	(1,585)	3,983
Net Income (Loss)	5,216	6,347	(1,130)	(42,480)

Notes to Consolidated Statement of Income for first half of Fiscal year 2002

1. Amounts less than one million yen have been rounded down.

2. Trading profits and losses
   Profits and losses on trading transactions are shown as Trading Revenue or Trading Expenses on a trade date basis.

3. Extraordinary Income
   Extraordinary income includes 1,492 millions yen of transfer from Reserve for Possible Loan Losses.

4. Extraordinary Expenses
   Extraordinary expenses include 29,023 millions yen of the losses on an establishment of Retirement Benefit Trust and 1,829 millions yen of the amortizing cost of the net transition obligation, which arose from the initial adoption of a new accounting standard for employee retirement benefits (see note 5 for B/S).

Consolidated Statement of Capital Surplus and Retained Earnings

(Millions of Yen)

	Sep-02 (unaudited)	Sep-01	Change	Mar-02
Balance at the Beginning of Interim Period (Fiscal Year)	-	225,110	(225,110)	225,110
Increase	-	4	(4)	17,856
Decrease	-	5,451	(5,451)	5,451
Net Income (Loss)	-	6,347	(6,347)	(42,480)
Balance at the End of Interim Period (Fiscal Year)	-	226,010	(226,010)	195,034
(Capital Surplus)				
Balance at the Beginning of Interim Period	**237,472**	-	237,472	-
Increase	**1,800**	-	1,800	-
Balance at End of Interim Period	**239,272**	-	239,272	-
(Retained Earnings)				
Balance at the Beginning of Interim Period	**195,034**	-	195,034	-
Increase	**5,216**	-	5,216	-
Decrease	**7,998**	-	7,998	-
Balance at the End of Interim Period	**192,252**	-	192,252	-

Consolidated Statements of Cash Flows

(Millions of Yen)

	Sep-02 (unaudited)	Sep-01	Change	Mar-02
Cash Flows from Operating Activities :				
Income (Loss) before Income Taxes and Others	10,862	17,637	(6,775)	(56,470)
Depreciation	3,323	3,438	(115)	7,100
Amortization of Consolidation Differences	(275)	(1,488)	1,213	(553)
Equity in Loss (Earnings) of Affiliates	258	956	(698)	8
Increase (Decrease) in Reserve for Possible Loan Losses	(56,420)	5,075	(61,495)	40,704
Increase (Decrease) in Reserve for Losses on Investment to Securities	-	(7)	7	(7)
Increase (Decrease) in Reserve for Possible Losses on Loans Sold	(250)	(1,579)	1,329	(3,128)
Increase (Decrease) in Reserve for Employee Bonuses	(1,091)	4,441	(5,532)	4,752
Increase (Decrease) in Reserve for Employee Retirement Benefits	779	314	465	1,048
Interest Income	(142,798)	(167,901)	25,103	(329,927)
Interest Expenses	66,299	124,009(5	7,710)	225,083
Losses (Gains) on Securities	(20,896)	(8,712)	(12,184)	70,147
Losses (Gains) on Money Held in Trust	588	325	263	122
Losses (Gains) on Foreign Exchange	93,519	53,685	39,834	(225,442)
Losses (Gains) on Sale of Premises and Equipment	491	437	54	(2,249)
Net Decrease (Increase) in Trading Assets	(1,980)	(84,425)	82,445	124,741
Net Increase (Decrease) in Trading Liabilities	106,271	79,298	26,973	3,976
Net Decrease (Increase) in Loans and Bills Discounted	(60,648)	(394,619)	333,971	(768,949)
Net Increase (Decrease) in Deposits	286,785	(287,993)	574,778	452,011
Net Increase (Decrease) in Negotiable Certificates of Deposit	464,266	899,102	(434,836)	629,237
Net Increase (Decrease) in Borrowed Money	(22,279)	(32,054)	9,775	59,738
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	(272,906)	136,043	(408,949)	274,416
Net Decrease (Increase) in Call Loans and Others	(275,245)	80,502	(355,747)	(41,607)
Net Decrease (Increase) in Collateral for Borrowing Securities	1,004	(31,891)	32,895	1,306
Net Increase (Decrease) in Call Money and Others	(260,676)	1,613,016	(1,873,692)	1,137,921
Net Increase (Decrease) in Collateral for Lending Securities	574,070	(2,219,996)	2,794,067	(1,421,772)
Net Decrease (Increase) in Foreign Exchange Assets	(30,000)	(30,782)	782	9,683
Net Increase (Decrease) in Foreign Exchange Liabilities	4,676	(2,823)	7,499	(3,021)
Net Increase (Decrease) in Borrowed Money from Trust Account	(551,983)	(172,763)	(379,220)	(909,405)
Interest Income Received on Cash Basis	162,978	182,929(1	9,951)	339,903
Interest Expense Paid on Cash Basis	(72,874)	(129,535)	56,661	(241,643)
Other - Net	(152,946)	(554,640)	401,694	(301,455)
Sub-Total	(147,099)	(920,000)	772,901	(923,729)
Income Tax Paid	(736)	(5,418)	4,682	(4,929)
Net Cash Provided by (Used in) Operating Activities	(147,836)	(925,419)	777,583	(928,658)
Cash Flows from Investing Activities :				
Purchase of Securities	(6,232,412)	(5,374,940)	(857,472)	(8,104,083)
Proceeds from Sales of Securities	5,365,478	5,622,483	(257,005)	8,516,275
Proceeds from Maturities of Securities	709,236	569,438	139,798	877,043
Increase in Money Held in Trust	(36,000)	(2,400)	(33,600)	-
Decrease in Money Held in Trust	-	345	(345)	15,811
Purchases of Premises and Equipment	(2,626)	(3,677)	1,051	(10,401)
Proceeds from Sales of Premises and Equipment	782	517	265	39,339
Proceeds from Sales of Stock of Newly Consolidated Subsidiaries	-	-	-	(2,051)
Other - Net	-	323	(323)	-
Net Cash Provided by (Used in) Investing Activities	(195,539)	812,091	(1,007,630)	1,331,933
Cash Flows from Financing Activities :				
Proceeds from Subordinated Borrowings	25,500	-	25,500	35,000
Repayments of Subordinated Borrowings	(60,000)	-	(60,000)	-
Proceeds from Subordinated Bonds and Convertible Bonds	21,348	44,592	(23,244)	49,604
Redemption of Subordinated Bonds and Convertible Bonds	(8,000)	(10,700)	2,700	(60,767)
Proceeds from Issuance of Stock to Minority Shareholders	800	-	800	-
Cash Dividends Paid	(7,982)	(5,444)	(2,538)	(5,446)
Cash Dividends Paid to Minority Shareholders	(1,324)	(1,557)	233	(2,869)
Purchases of Treasury Stock	-	-	-	(2,053)
Other - Net	(48)	13	(61)	(9)
Net Cash Provided by (Used in) Financing Activities	(29,706)	26,903	(56,609)	13,457
Effect on Exchange Rate Changes on Cash and Cash Equivalents	(2,934)	3,739	(6,673)	7,553
Net Change in Cash and Cash Equivalents	(376,016)	(82,684)	(293,332)	424,286
Cash and Cash Equivalents at Beginning of Year	664,515	240,229	424,286	240,229
Cash and Cash Equivalents at End of (Half) Year	288,498	157,544	130,954	664,515

Notes to Consolidated Statements of Cash Flows for first half of Fiscal year 2002

1. Amounts less than one million yen have been rounded down.

2. Definition of Cash and Cash Equivalents

For the purpose of reporting cash flows, Cash and Cash Equivalents is defined as Cash and Due from Bank of Japan ("BOJ") for the Bank and as Cash and Due from Banks for the consolidated subsidiaries.

3. Reconciliation of Cash and Cash Equivalent

	(Millions of Yen)
Cash and Due from Banks	732,082
Due from Banks (excluding due from BOJ) for the Bank	(443,584)
Cash and Cash Equivalents	288,498

Segment Information by Location (Consolidated)

Half Year ended September 30, 2002 (unaudited)	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
							(Millions of Yen)
Total Operating Income	237,199	33,555	28,266	7,803	306,824	(7,528)	299,295
(1) Unaffiliated Customers	235,424	29,497	27,056	7,317	299,295	-	299,295
(2) Intersegment	1,774	4,057	1,210	485	7,528	(7,528)	-
Total Operating Expenses	205,683	27,343	26,431	6,362	265,821	(6,915)	258,906
Net Operating Income	31,515	6,211	1,834	1,440	41,003	(613)	40,389

Half Year ended September 30, 2001	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
							(Millions of Yen)
Total Operating Income	315,144	49,510	31,411	19,813	415,880	(35,490)	380,390
(1) Unaffiliated Customers	309,928	34,876	25,375	10,209	380,390	-	380,390
(2) Intersegment	5,215	14,634	6,036	9,603	35,490	(35,490)	-
Total Operating Expenses	305,093	42,208	33,420	17,585	398,308	(34,774)	363,533
Net Operating Income	10,050	7,302	(2,008)	2,228	17,572	(715)	16,857

Market Value Information for First Half of Fiscal 2002 (Consolidated)

1. Securities

For this interim period, the information includes a part of "Commercial Paper and Other Debt Purchased" treated as securities in "Accounting Standard for Financial Instruments".

(a) Held-to-Maturity Debt Securities with Market Price

	September 30, 2002				
Millions of Yen	B/S Value	Market Value	Net	Unrealized Gain(Loss) Gain	Unrealized Gain(Loss) Loss
Japanese National Government Bond	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Others	23,691	24,485	794	861	67
Total	23,691	24,485	794	861	67

Market Values are based on the closing prices at the end of the fiscal period.

(b) Available-for-Sale Securities with Market Price

	September 30, 2002				
Millions of Yen	Cost	B/S Value	Net	Unrealized Gain(Loss) Gain	Unrealized Gain(Loss) Loss
Japanese Stocks	840,338	722,175	(118,162)	46,379	164,542
Japanese Bonds	1,064,772	1,072,800	8,028	8,707	679
National Government Bonds	720,642	721,845	1,203	1,284	81
Local Government Bonds	76,460	79,367	2,907	2,908	1
Corporate Bonds	267,669	271,587	3,917	4,514	596
Others	3,162,764	3,233,984	71,219	85,158	13,938
Total	5,067,875	5,028,959	(38,915)	140,245	179,160

Values in the balance sheet reflect market values calculated by using the average market prices during last one month of the fiscal period as for Japanese stocks, and by using the market prices at the end of the fiscal period as for bonds and others.

(c) Investment Securities without Market Price

Major items in the Investment Securities without market prices are as follows.

Millions of Yen	September 30, 2002 B/S Value
Available-for-Sale Securities	
Unlisted Foreign Securities	64,497
Unlisted Stocks (excluding OTC stocks)	57,751
Trust Certificates of Loan Trust	24,844

2. Net Unrealized Losses on Available-for-Sale Securities

The schedule set forth below shows component items of Net Unrealized Losses on Available-for-Sale Securities, Net of Tax in the balance sheet.

Millions of Yen	September 30, 2002
Net Unrealized Losses	(39,132)
Available-for-Sale Securities	(39,132)
(+) Amount Equivalent to Deferred Tax Assets	15,151
Total (before adjustment for Minority Interest)	(23,981)
(-) Minority Interests	10
(+) Parent Company's portions in available-for-sale securities owned by its affiliates	255
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	(23,735)

Market Value Information for First Half of Fiscal 2001 (Consolidated)

1. Securities

(a) Held-to-Maturity Debt Securities with Market Price

	September 30, 2001				
Millions of Yen	B/S Value	Market Value	Net	Unrealized Gain(Loss) Gain	Loss
Japanese National Government Bond	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Others	30,872	31,241	369	620	251
Total	30,872	31,241	369	620	251

Market Values are based on the closing prices at the end of the fiscal period.

(b) Available-for-Sale Securities with Market Price

	September 30, 2001				
Millions of Yen	Cost	B/S Value	Net	Unrealized Gain(Loss) Gain	Loss
Japanese Stocks	1,158,438	1,036,337	(122,100)	83,107	205,208
Japanese Bonds	1,547,173	1,555,867	8,693	16,512	7,818
National Government Bonds	1,109,354	1,104,512	(4,842)	2,668	7,511
Local Government Bonds	82,397	85,562	3,165	3,395	230
Corporate Bonds	355,421	365,793	10,371	10,448	77
Others	2,750,906	2,793,800	42,893	50,543	7,650
Total	5,456,518	5,386,004	(70,513)	150,164	220,677

Values in the balance sheet reflect market values calculated by using the average market prices during last one month of the fiscal period as for Japanese stocks, and by using the market prices at the end of the fiscal period as for bonds and others.

(c) Investment Securities without Market Price

Major items in the Investment Securities without market prices are as follows.

Millions of Yen	September 30, 2001 B/S Value
Available-for-Sale Securities	
Unlisted Foreign Securities	61,393
Trust Certificates of Loan Trust	51,796
Unlisted Stocks (excluding OTC stocks)	49,957

2. Net Unrealized Losses on Available-for-Sale Securities

The schedule set forth below shows component items of Net Unrealized Losses on Available-for-Sale Securities, Net of Tax in the balance sheet.

Millions of Yen	September 30, 2001
Net Unrealized Losses	(70,751)
Available-for-Sale Securities	(70,751)
(+) Amount Equivalent to Deferred Tax Assets	27,355
Total (before adjustment for Minority Interest)	(43,396)
(-) Minority Interests	1,794
(+) Parent Company's portions in available-for-sale securities owned by its affiliates	7
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	(45,183)

Market Value Information for Fiscal 2001 (Consolidated)

1. Securities

The information includes securities and Commercial Papers contained in Trading Assets in addition to Investment Securities.

(a) Trading Securities

Millions of Yen	*B/S Value*	*March 31, 2002* Net Unrealized Gain (Loss) Reflected on the Statement of Income
Trading Securities	316,818	(40)

(b) Held-to-Maturity Debt Securities with Market Price

Millions of Yen	*B/S Value*	*Market Value*	*Unrealized Gain (Loss)* Net	Gain	Loss
					March 31, 2002
Japanese National Government Bonds	-	-	-	-	-
Japanese Local Government Bonds	-	-	-	-	-
Japanese Corporate Bonds	-	-	-	-	-
Others	29,833	30,425	592	898	306
Total	29,833	30,425	592	898	306

Market Values are based on the closing prices at the end of the fiscal period.

(c) Available-for-Sale Securities with Market Price

Millions of Yen	*Cost*	*B/S Value*	*Unrealized Gain (Loss)* Net	Gain	Loss
					March 31, 2002
Japanese Stocks	995,118	943,930	(51,188)	74,659	125,848
Japanese Bonds	1,401,254	1,407,922	6,667	11,998	5,330
National Government Bonds	964,699	962,835	(1,863)	2,641	4,505
Local Government Bonds	92,110	94,652	2,541	2,861	320
Corporate Bonds	344,444	350,434	5,990	6,495	504
Others	2,497,354	2,447,913	(49,441)	8,108	57,549
Total	4,893,728	4,799,766	(93,961)	94,766	188,728

Values in the balance sheet reflect market values calculated by using the average market prices during last one month of the fiscal period as for Japanese stocks, and by using the market prices at the end of the fiscal period as for bonds and others.

(d) Available-for-Sale Securities Sold during the fiscal year

Millions of Yen	*Amount Sold*	*Gain*	*Loss*
			March 31, 2002
Available-for-Sale Securities	8,534,668	89,666	52,064

(e) Investment Securities without Market Price

Millions of Yen	*March 31, 2002* *B/S Value*
Available-for-Sale Securities	
Trust Certificates of Loan Trust	101,589
Unlisted Foreign Securities	62,215
Unlisted Stocks (excluding OTC stocks)	47,208

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities and Held-to-Maturity Debt Securities

	March 31, 2002			
	B/S Value			
Millions of Yen	~1YR	1YR~5YR	5YR~10YR	10YR~
Japanese Bonds	402,721	492,996	475,730	36,523
National Government Bonds	355,183	231,642	339,486	36,523
Local Government Bonds	903	42,429	51,319	-
Corporate Bonds	46,635	218,924	84,925	-
Others	181,444	654,488	1,488,985	221,648
Total	584,165	1,147,485	1,964,716	258,171

(h) Investments in Subsidiaries and Affiliates with Market Price (Non-consolidated)

There are no corresponding items.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

	March 31, 2002	
Millions of Yen	B/S Value	Net Unrealized Gain (Loss) Reflected on the Statement of Income
Money Held in Trust for Trading Purpose	59,665	(60)

(b) Money Held in Trust being Held-to-Maturity and Others

There are no corresponding items.

3. Net Unrealized Losses on Available-for-Sale Securities

The schedule set forth below shows component items of Net Unrealized Losses on Available-for-Sale Securities, Net of Tax in the balance sheet.

Millions of Yen	March 31, 2002
Net Unrealized Losses	(93,702)
Available-for-Sale Securities	(93,702)
(+) Amount Equivalent to Deferred Tax Assets	36,416
Total (before adjustment for Minority Interest)	(57,286)
(-) Minority Interests	6
(+) Parent Company's portions in available-for-sale securities owned by its affiliates	270
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	(57,022)

Financial Derivatives for First Half of Fiscal 2002 and 2001 (Consolidated)

(a) Interest Related Transactions

	September 30, 2002			September 30, 2001		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Listed						
Interest Futures						
Sold	**4,817,998**	**(15,174)**	**(15,174)**	2,054,384	(7,175)	(7,175)
Purchased	**4,800,517**	**15,417**	**15,417**	2,061,273	6,837	6,837
Interest Options						
Sold	**1,068,807**	**(687)**	**(344)**	37,261	(36)	(20)
Purchased	**1,057,700**	**690**	**342**	24,078	28	20
Over-the-Counter						
Forward Rate Agreements	-	-	-	-	-	-
Interest Rate Swaps						
Fix Rcv-Flt Pay	**10,716,531**	**296,766**	**296,766**	9,107,341	386,374	386,374
Flt Rcv-Fix Pay	**10,162,090**	**(301,169)**	**(301,169)**	8,438,445	(379,406)	(379,406)
Flt Rcv-Flt Pay	**2,187,100**	**4,998**	**4,998**	1,542,578	4,783	4,783
Interest Options						
Sold	**506,866**	**(1,700)**	**1,566**	520,963	(2,535)	1,275
Purchased	**277,046**	**3,398**	**554**	322,310	3,671	23
Other Interest Related	-	-	-	-	-	-
Total		**2,539**	**2,957**		12,541	12,713

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(b) Currency Related Transactions

	September 30, 2002			September 30, 2001		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Over-the-Counter						
Currency Swaps	**48,021**	**3,117**	**3,117**	43,244	3,196	3,196

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

Note)
For previous period, in accordance with "Temporary Treatment for Accounting and Auditing of Continuous Application of Accounting Standard for Foreign Currency Transactions" (JICPA Industry Auditing Committee Report No.20), for this interim period, in accordance with an interim measure provided by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions" (JICPA Industry Auditing Committee Report No.25), cross currency swaps subject to the accrual-basis Standard for Foreign Currency ccounting treatment are excluded from this category.
Cross-currency swaps subject to accrual-basis calculation are as shown below.

	September 30, 2002			September 30, 2001		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Currency Swaps	**569,907**	**(1,162)**	**(1,162)**	470,549	(4,211)	(4,211)

Forward Exchange Contracts and Currency Options whose unrealized gains (losses) are reflected on the Statement of Income after being evaluated on a Mark-to-Market basis at the fiscal year end, and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the Balance Sheet at the fiscal year end, or eliminated there from in the process of consolidation, are excluded from this category.

Contract Value of currency related derivative transactions subject to the Mark-to-Market evaluation is as shown below.

Millions of Yen	September 30, 2002 Contract Value	September 30, 2001 Contract Value
Listed		
Currency Futures	-	-
Currency Options	-	-
Over-the-Counter		
Forward		
Sold	2,331,072	3,064,617
Purchased	2,651,359	3,236,028
Currency Options		
Sold	110,680	112,122
Purchased	84,121	73,475
Other Currency Related	-	-

(c) Stock Related Transactions

	September 30, 2002			September 30, 2001		
Millions of Yen	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Stock Index Futures						
Sold	11,233	145	145	4,600	(28)	(28)
Purchased	1,674	(2)	(2)	3,123	(35)	(35)
Stock Index Options						
Sold	1,450	(16)	3	-	-	-
Purchased	-	-	-	240	0	(4)
Over-the-Counter						
Stock Options	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total		125	146		(63)	(68)

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(d) Bond Related Transactions

	September 30, 2002			September 30, 2001		
Millions of Yen	Contract Value	Market Value	Unrealized Gain (Loss)	Contract Value	Market Value	Unrealized Gain (Loss)
Listed						
Bond Futures						
Sold	72,816	(941)	(941)	82,477	(339)	(339)
Purchased	81,840	1,196	1,196	66,985	318	318
Bond Future Options						
Sold	605	(2)	0	-	-	-
Purchased	603	1	(1)	-	-	-
Over-the-Counter						
Bond Options	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total		253	253		(20)	(20)

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(e) Commodity Related Transactions

The Bank did not have any commodity related transactions as of September 30, 2002 and September 30, 2001.

(f) Credit Derivative Transactions

	September 30, 2002			September 30, 2001		
Millions of Yen	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Market Value*	*Unrealized Gain (Loss)*
Over-the-Counter						
Credit Derivative Transactions						
Sold	-	-	-	-	-	-
Purchased	62,500	32	(3)	62,823	24	0
Total		32	(3)		24	0

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.

Derivative transactions subject to hedge accounting rules are excluded from the above chart.

In the above table, "Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Financial Derivatives for Fiscal 2001 and 2000 (Consolidated)

(a) Interest Related Transactions

	March 31, 2002				March 31, 2001			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Interest Futures								
Sold	4,809,187	381,051	(897)	(897)	668,445	106,091	(2,868)	(2,868)
Purchased	4,423,293	348,049	(536)	(536)	709,963	93,324	2,609	2,609
Interest Options								
Sold	951,023	-	(112)	121	267,201	-	(45)	(7)
Purchased	959,958	-	115	(133)	231,916	-	69	19
Over-the-Counter								
Forward Rate Agreements								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Interest Rate Swaps								
Fix Rcv-Flt Pay	10,232,630	8,190,257	240,017	240,017	9,019,486	7,791,431	230,796	230,796
Flt Rcv-Fix Pay	9,686,264	7,829,844	(251,565)	(251,565)	8,533,122	7,269,438	(224,795)	(224,795)
Flt Rcv-Flt Pay	2,136,674	2,066,100	6,636	6,636	1,388,562	1,285,122	4,979	4,979
Interest Options								
Sold	486,026	416,071	(1,843)	1,522	627,342	462,920	(3,623)	1,909
Purchased	307,971	284,646	3,566	189	396,752	313,312	4,305	(276)
Other Interest Related								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Total			(4,618)	(4,644)			11,427	12,366

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(b) Currency Related Transactions

Millions of Yen	Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
	March 31, 2002			
Over-the-Counter				
Currency Swaps	**52,182**	**48,862**	**3,612**	**3,612**
Forward				
Sold	-	-	-	-
Purchased	-	-	-	-
Currency Options				
Sold	-	-	-	-
Purchased	-	-	-	-
Other Currency Related				
Sold	-	-	-	-
Purchased	-	-	-	-
Total			**3,612**	**3,612**

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

The Bank did not have any currency related transactions which reflect on the Statement of Income on a Mark-to-Market basis as of March 31, 2001.

*Note)
In accordance with "Temporary Treatment for Accounting and Auditing of Continuous Application of Accounting Standard for Foreign Currency Transactions" (JICPA Industry Auditing Committee Report No.20), transactions subject to the accrual-basis calculation (cross-currency swaps, etc.) are excluded from this category.
Cross-currency swaps subject to accrual-basis calculation are as shown below.

Millions of Yen	March 31, 2002 Contract Value	March 31, 2002 Market Value	March 31, 2002 Unrealized Gain (Loss)	March 31, 2001 Contract Value	March 31, 2001 Market Value	March 31, 2001 Unrealized Gain (Loss)
Currency Swaps	**538,119**	**(1,195)**	**(1,195)**	207,172	2,189	2,189

Forward Exchange Contracts and Currency Options whose unrealized gains (losses) are reflected on the Statement of Income after being evaluated on a Mark-to-Market basis at the fiscal year end, and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the Balance Sheet at the fiscal year end, or eliminated there from in the process of consolidation, are excluded from this category.
Contract Value of currency related derivative transactions subject to the Mark-to-Market evaluation is as shown below.

Millions of Yen	March 31, 2002 Contract Value	March 31, 2001 Contract Value
Listed		
Currency Futures		
Sold	-	-
Purchased	-	-
Currency Options		
Sold	-	-
Purchased	-	-
Over-the-Counter		
Forward		
Sold	**3,455,681**	2,440,714
Purchased	**3,423,121**	2,506,657
Currency Options		
Sold	**151,605**	64,230
Purchased	**98,078**	43,556
Other Currency Related		
Sold	-	-
Purchased	-	-

(c) Stock Related Transactions

Millions of Yen	March 31, 2002 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2001 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Stock Index Futures								
Sold	31,080	-	-	-	5,646	-	(89)	(89)
Purchased	-	-	-	-	507	-	29	29
Stock Index Options								
Sold	2,450	-	(21)	19	280	-	(3)	(2)
Purchased	-	-	-	-	280	-	3	(3)
Over-the-Counter								
Stock Options								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Stock Index and Other Swaps								
Stock price index volatility receivable/short-term floating interest rate payable	-	-	-	-	-	-	-	-
Short-term floating interest rate receivable/Stock price index volatility payable	-	-	-	-	-	-	-	-
Others								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Total			(21)	19			(60)	(65)

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(d) Bond Related Transactions

Millions of Yen	March 31, 2002 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2001 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Bond Futures								
Sold	199,253	-	(47)	(47)	49,061	-	72	72
Purchased	184,182	-	(270)	(270)	58,313	-	(22)	(22)
Bond Future Options								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Over-the-Counter								
Bond Options								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Others								
Sold	-	-	-	-	-	-	-	-
Purchased	-	-	-	-	-	-	-	-
Total			(317)	(317)			49	49

Transactions listed above are evaluated on a Mark-to-Market basis and thus calculated net unrealized gains (losses) are reflected on the Statement of Income.
Derivative transactions subject to hedge accounting rules are excluded from the above chart.

(e) Commodity Related Transactions

The Bank did not have any commodity related transactions as of March 31, 2002 and March 31, 2001.

(f) Credit Derivative Transactions

The Bank did not have any credit derivative transactions as of March 31, 2002 and March 31, 2001.

Non-Consolidated Balance Sheet

(Millions of Yen)

	Sep-02 (unaudited)	Sep-01	Change	Mar-02
Assets:				
Cash and Due from Banks	727,329	446,558	280,770	822,915
Call Loans	136,009	-	136,009	80,063
Bills Bought	200,000	-	200,000	-
Commercial Paper and Other Debt Purchased	61,424	10,494	50,930	44,261
Trading Assets	517,808	724,993	(207,185)	515,827
Money Held in Trust	95,068	75,284	19,783	59,665
Investment Securities	5,192,052	5,617,814	(425,762)	5,069,781
Loans and Bills Discounted	9,005,920	8,661,091	344,829	8,918,757
Foreign Exchanges	12,314	9,755	2,558	7,656
Other Assets	995,717	810,014	185,702	619,527
Premises and Equipment	107,714	148,183	(40,468)	109,882
Deferred Tax Assets	212,313	222,767	(10,454)	246,914
Customers' Liabilities for Acceptances and Guarantees	490,643	508,365	(17,721)	501,254
Reserve for Possible Loan Losses	(161,438)	(183,946)	22,507	(217,066)
Reserve for Losses on Investment to Securities	*(581)*	*(4,103)*	*3,521*	*(1,129)*
Total Assets	17,592,295	17,047,273	545,022	16,778,313
Liabilities				
Deposits	8,434,581	7,422,897	1,011,684	8,141,452
Negotiable Certificates of Deposit	2,073,568	1,877,466	196,102	1,607,512
Call Money	110,972	294,754	(183,782)	285,012
Payables under Repurchase Agreements	1,028,870	1,487,613	(458,742)	928,407
Collateral for Lending Securities	1,450,828	78,533	1,372,2948	76,757
Bills Sold	155,400	247,400	(92,000)	342,500
Trading Liabilities	309,316	278,367	30,949	203,045
Borrowed Money	397,572	451,197	(53,624)	445,609
Foreign Exchanges	17,477	5,359	12,118	5,006
Corporate Bonds	206,600	202,000	4,600	202,000
Convertible Bonds	2,400	6,530	(4,130)	6,000
Borrowed Money from Trust Accounts	1,522,463	2,811,089	(1,288,625)	2,074,447
Other Liabilities	683,944	642,692	41,252	500,109
Reserve for Employee Bonuses	2,966	3,561	(594)	3,948
Reserve for Employee Retirement Benefits	1,458	420	1,037	817
Reserve for Possible Losses on Loans Sold	-	1,800	(1,800)	250
Deferred Tax Liabilities on Revaluation Reserve for Land	2,183	15,019	(12,835)	2,184
Acceptances and Guarantees	490,643	508,365	(17,721)	501,254
Total Liabilities	16,891,249	16,335,069	556,180	16,126,315
Stockholders' Equity:				
Capital Stock	285,853	284,053	1,800	284,053
Capital Surplus	239,272	237,472	1,800	237,472
Additional Paid in Capital	239,272	237,472	1,800	237,472
Retained Earnings	200,575	216,509	(15,934)	188,412
Legsl Retained Earnings	44,503	42,903	1,600	42,903
Voluntary Reserves	129,873	159,874	(30,000)	159,874
Unappropriated Retained Earnings at End of the Period	26,198	13,732	12,466	(14,364)
Net Income	20,160	6,109	14,051	(42,207)
Revaluation Reserve for Land, Net of Tax	3,450	23,661	(20,210)	3,441
Net Unrealized Losses on Available-for-Sale Securities, Net of Tax	(23,820)	(45,282)	21,461	(57,149)
Treasury Stock	(4,284)	(4,209)	(74)	(4,233)
Total Stockholders' Equity	701,046	712,204	(11,157)	651,997
Total Liabilities and Stockholders' Equity	17,592,295	17,047,273	545,022	16,778,313

Non-Consolidated Statement of Income and Retained Earnings

(Millions of Yen)

	Sep-02 (unaudited)	Sep-01	Change	Mar-02
Operating Income:				
Trust Fees	26,618	35,901	(9,282)	80,421
Interest Income:	141,965	164,787	(22,821)	329,532
Interest on Loans and Discounts	67,019	70,536	(3,517)	138,669
Interest on and Dividends from Securities	65,976	86,584	(20,608)	176,823
Fees and Commissions Received	20,776	19,384	1,392	45,346
Trading Revenue	5,092	2,692	2,399	5,354
Other Operating Income	79,783	48,080	31,702	73,771
Other Income	15,286	32,549	(17,262)	43,546
Total Operating Income	289,523	303,396	(13,872)	577,972
Operating Expenses:				
Interest Expense:	67,232	120,985	(53,753)	221,874
Interest on Deposits	22,243	41,592	(19,349)	73,076
Fees and Commissions Paid	9,550	9,375	174	23,121
Trading Expenses	-	422	(422)	655
Other Operating Expenses	68,849	21,885	46,963	41,374
General and Administrative Expenses	60,536	60,688	(152)	123,249
Other Expenses	45,067	78,254	(33,186)	235,349
Total Operating Expenses	251,236	291,613	(40,377)	645,624
Net Operating Income (Loss)	38,287	11,782	26,504	(67,651)
Extraordinary Income	26,643	3,099	23,543	8,405
Extraordinary Expenses	31,314	2,226	29,087	5,787
Income (Loss) before Income Taxes	33,616	12,655	20,961	(65,034)
Provision for Income Taxes:				
Current	51	29	22	106
Deferred	13,403	6,516	6,887	(22,933)
Net Income (Loss)	20,160	6,109	14,051	(42,207)
Retained Earnings Brought Forward from Previous Year	6,042	7,619	(1,576)	7,619
Transfer from Revaluation Reserve for Land, Net of Tax	(5)	4	(9)	20,224
Retained Earnings at End of (Half) Year	26,198	13,732	12,466	(14,364)

Statements of Trust Account

(Millions of Yen)

	Sep-02 (unaudited)	Sep-01	Change	Mar-02
Assets:				
Loans and Bills Discounted	**1,874,215**	2,191,136	(316,920)	1,972,582
Securities	**3,878,888**	2,949,729	929,158	3,433,949
Money Held in Trust	**39,733,028**	38,247,909	1,485,119	38,002,542
Securities Held in Custody Accounts	**1,843**	1,866	(22)	1,868
Securities Lent	**4,800**	6,000	(1,200)	6,000
Money Claims	**2,706,162**	1,975,754	730,408	2,424,250
Premises and Equipment	**1,759,439**	1,454,432	305,006	1,691,527
Other Claims	**108,428**	114,622	(6,193)	127,316
Loans to Banking Account	**1,522,463**	2,811,089	(1,288,625)	2,074,447
Cash and Due from Banks	**156,806**	146,612	10,194	157,091
Total Assets	**51,746,076**	49,899,153	1,846,923	49,891,577

	Sep-02 (unaudited)	Sep-01	Change	Mar-02
Liabilities:				
Money Trusts	**18,762,344**	17,274,514	1,487,829	17,939,003
Pension Trusts	**5,586,923**	5,365,278	221,644	5,551,957
Property Formation Benefit Trusts	**11,684**	12,327	(642)	11,694
Loan Trusts	**2,348,740**	3,714,245	(1,365,504)	2,986,125
Investment Trusts	**7,505,967**	11,248,925	(3,742,958)	6,891,416
Money Entrusted, Other than Money Trusts	**2,996,449**	2,951,592	44,857	2,894,559
Securities Trusts	**8,757,819**	4,820,213	3,937,606	8,267,249
Money Claim Trusts	**2,324,121**	1,562,556	761,565	1,992,498
Equipment Trusts	**6,487**	7,509	(1,022)	6,968
Land and Fixtures Trusts	**196,263**	222,645	(26,382)	204,569
Other Trusts	**3,249,274**	2,719,344	529,930	3,145,533
Total Liabilities	**51,746,076**	49,899,153	1,846,923	49,891,577

Major Account Balances
(sum of Banking account of Parent and Trust account)

(Millions of Yen)

	Sep-02 (unaudited)	Sep-01	Change	Mar-02
Total Employable Funds	**37,217,843**	35,666,730	1,551,113	36,237,746
Deposits	**8,434,581**	7,422,897	1,011,684	8,141,452
Negotiable Certificates of Deposit	**2,073,568**	1,877,466	196,102	1,607,512
Money Trusts	**18,762,344**	17,274,514	1,487,829	17,939,003
Pension Trusts	**5,586,923**	5,365,278	221,644	5,551,957
Property Formation Benefit Trusts	**11,684**	12,327	(642)	11,694
Loan Trusts	**2,348,740**	3,714,245	(1,365,504)	2,986,125

Loans and Bills Discounted	**10,880,136**	10,852,227	27,908	10,891,340
Banking Account	**9,005,920**	8,661,091	344,829	8,918,757
Trust Account	**1,874,215**	2,191,136	(316,920)	1,972,582
Investment Securities	**9,070,940**	8,567,543	503,396	8,503,731
Banking Account	**5,192,052**	5,617,814	(425,762)	5,069,781
Trust Account	**3,878,888**	2,949,729	929,158	3,433,949